                                                                    EXHIBIT 99.6

                                                           [English Translation]
                                                            Corporate Disclosure
                                                               February 27, 2004

                           SUBMISSION OF AUDIT REPORT

1. Name of External Auditor                                                     Anjin & Co.
-------------------------------------------------------------------------------------------
                                              Date of Commencement              01/01/2003
2. Period of Audit                          -----------------------------------------------
                                               Date of Expiration               12/31/2003
-------------------------------------------------------------------------------------------
3. Date of Receiving Audit Report                                               02/27/2004
-------------------------------------------------------------------------------------------
                                                   Unqualified                      O
                                            -----------------------------------------------
                                                    Qualified                       -
                                            -----------------------------------------------
                        Current               Qualified due to Scope
                       Fiscal Year                  Limitation                      -
                                            -----------------------------------------------
                                                    Adverse                         -
                                            -----------------------------------------------
                                                   Disclaimer                       -
4. Auditor's Opinion   --------------------------------------------------------------------
                                                  Unqualified                       O
                                            -----------------------------------------------
                                                   Qualified                        -
                                            -----------------------------------------------
                        Preceding             Qualified due to Scope
                       Fiscal Year                 Limitation                       -
                                            -----------------------------------------------
                                                    Adverse                         -
                                            -----------------------------------------------
                                                   Disclaimer                       -
-------------------------------------------------------------------------------------------
                                            Complete Capital Impairment             -
                                            -----------------------------------------------
                                            Impairment of More than 50%             -
                         Current            -----------------------------------------------
                       Fiscal Year          Impairment of Less than 50%             O
                                            -----------------------------------------------
5. Capital                                             N/A                          -
Impairment             --------------------------------------------------------------------
                                            Complete Capital Impairment             -
                                            -----------------------------------------------
                        Preceding           Impairment of More than 50%             -
                       Fiscal Year          -----------------------------------------------
                                            Impairment of Less than 50%             O
                                            -----------------------------------------------
                                                       N/A                          -
-------------------------------------------------------------------------------------------
6. Others                                                                           -
-------------------------------------------------------------------------------------------

* The financial statements submitted to the company by the external auditor after completion of its audit have not yet been approved at the general shareholders' meeting, therefore, it is subject to change pending the shareholders' approval at the meeting.